Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Ownership Percentage by the Registrant	Jurisdiction of Incorporation
Opportunity Bank of Montana	100%	Montana
Eagle Bancorp Statutory Trust I	100%	Delaware
Western Financial Services, Inc.	100%	Montana
Opportunity Housing Fund, LLC	100%	Montana